Exhibit (a)(5)(iii)
Canadian Solar Announces Conversion Rate for Conversion Offer for its 6.0%
Convertible Senior Notes due 2017
JIANGSU, China, June 17, 2008 — Canadian Solar Inc. (“CSI”) (NASDAQ: CSIQ) announced today that the increased conversion rate for its 6.0% Convertible Senior Notes due 2017 (the “Notes”) in connection with its offer to convert such Notes has been determined to be 53.6061 common shares per $1,000 principal amount of the Notes. The conversion rate was previously 50.6073 common shares per $1,000 principal amount of the Notes. On May 27, 2008, CSI commenced an offer to holders of the Notes to convert their Notes into CSI’s common shares at an increased conversion rate equal to the sum of (i) 50.6073 common shares plus (ii) $117.00 in the form of additional common shares at the daily volume-weighted average price of CSI’s common shares for the ten trading days from and including June 3, 2008 to and including June 16, 2008. Such daily volume-weighted average price is $39.02.
Details of the conversion offer are set forth in a Tender Offer Statement on Schedule TO, conversion offer memorandum and other related materials filed with the Securities and Exchange Commission on May 27, 2008, as amended and supplemented from time to time, which are available on the SEC’s website at http://www.sec.gov. CSI has appointed Georgeson Inc. as information agent in connection with the conversion offer. Any questions or request for assistance or for additional copies of the conversion offer memorandum or related documents may be directed to the information agent at Georgeson Inc., 199 Water Street, 26th Floor, New York, New York 10038, (800) 223-2064. Piper Jaffray & Co. acted as CSI’s financial advisor in connection with the conversion offer, and can be contacted at (877) 371-5212 toll free.
This press release is not an offer or solicitation for the conversion of the Notes into common shares. The conversion offer is being made only through the conversion offer memorandum and related materials filed with the SEC. These materials contain important information that should be read carefully before any decision is made with respect to the conversion offer.
About Canadian Solar Inc. (NASDAQ: CSIQ)
Founded in 2001, Canadian Solar Inc. (CSI) is a vertically integrated manufacturer of solar cell, solar module and custom-designed solar application products serving customers worldwide. CSI is incorporated in Canada and conducts all of its manufacturing operations in China. Backed by years of experience and knowledge in the solar power market and the silicon industry, CSI has become a major global provider of solar power products for a wide range of applications. For more information, please visit http://www.csisolar.com.
For more information, please contact:
In Jiangsu, P.R. China
Alex Taylor, IR Director
Canadian Solar Inc.
Tel: +86-512-6690-8088
Email: ir@csisolar.com
In the U.S.
Tyler Wilson
The Ruth Group
Tel: +1-646-536-7018
Email: twilson@theruthgroup.com